Exhibit 99.2

Sun Life Financial Inc. (the “Corporation”)

Annual Meeting of Common Shareholders

May 9, 2018

Report on Voting Results

National Instrument 51-102 – Section 11.3

Election of Directors

The following nominees were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
William D. Anderson	289,764,296	99.9%	403,929	0.1%
Dean A. Connor	289,750,930	99.9%	417,295	0.1%
Stephanie L. Coyles	289,753,817	99.9%	414,408	0.1%
Martin J. G. Glynn	289,734,174	99.9%	434,051	0.1%
Ashkok K. Gupta	288,908,502	99.6%	1,259,723	0.4%
M. Marianne Harris	289,362,069	99.7%	806,156	0.3%
Sara Grootwassink Lewis	285,774,774	98.5%	4,393,451	1.5%
Christopher J. McCormick	289,626,471	99.8%	541,754	0.2%
Scott F. Powers	289,691,193	99.8%	477,032	0.2%
Hugh D. Segal	289,648,606	99.8%	519,619	0.2%
Barbara G. Stymiest	289,741,550	99.9%	426,675	0.1%

Appointment of Auditor

Deloitte LLP was appointed as Auditor of the Corporation.

Votes For	%	Votes Withheld	%
295,173,926	98.0%	6,060,863	2.0%

Non-Binding Advisory Vote on Approach to Executive Compensation

An advisory vote on the Corporation’s approach to executive compensation disclosed in the Management Information Circular dated March 19, 2018 was held.

Votes For	%	Votes Against
283,070,520	97.6%	7,094,263	2.4%

/ s / “Troy Krushel”
Troy Krushel
Vice-President, Associate General Counsel & Corporate Secretary